                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                DANA CORPORATION
                       (Name of Subject Company (Issuer))

                             DELTA ACQUISITION CORP.
                               ARVINMERITOR, INC.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    23581110
                      (CUSIP Number of Class of Securities)

                             ----------------------

                            Vernon G. Baker, II, Esq.
                               ArvinMeritor, Inc.
                              2135 West Maple Road
                              Troy, Michigan 48084
                            Telephone: (248) 435-1000
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                            Dennis J. Friedman, Esq.
                             Steven P. Buffone, Esq.
                           Gibson, Dunn & Crutcher LLP
                                  200 Park Ave.
                            New York, New York 10166
                            Telephone: (212) 351-4000

                           CALCULATION OF FILING FEE

________________________________________________________________________________

Transaction Valuation                                       Amount of Filing Fee
Not applicable*                                             Not Applicable*
________________________________________________________________________________

_________________
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable              Filing Party: Not applicable
Form or Registration No.: Not applicable            Date Filed: Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

      Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

THIS COMMUNICATION IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF DANA CORPORATION OR ARVINMERITOR, INC. ARVINMERITOR INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION TENDER OFFER DOCUMENTS WITH RESPECT TO THE PROPOSED TENDER OFFER. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY ARVINMERITOR WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM ARVINMERITOR AT 2135 W. MAPLE ROAD, TROY, MI 48084, ATTN: INVESTOR RELATIONS. COPIES OF THE OFFER TO PURCHASE AND RELATED TENDER OFFER MATERIALS CAN ALSO BE OBTAINED BY CONTACTING MACKENZIE PARTNERS, INC. AT (212) 929-5500 COLLECT OR AT (800) 322-2885 TOLL-FREE OR BY EMAIL AT PROXY@MACKENZIEPARTNERS.COM.

VIRGINIA:

       IN THE CIRCUIT COURT FOR THE CITY OF BUENA VISTA

ARVINMERITOR, INC.                          )
                                            )
and                                         )
                                            )
DELTA ACQUISITION CORP.,                    )
                                            )
         Complainants,                      )        Chancery No. _________
                                            )
v.                                          )
                                            )
DANA CORPORATION,                           )
JOSEPH M. MAGLIOCHETTI,                     )
BENJAMIN F. BAILAR, A. CHARLES              )
BAILLIE, EDMUND M. CARPENTER,               )
ERIC CLARK, GLEN H. HINER,                  )
JAMES P. KELLY, MARILYN R. MARKS,           )
RICHARD B. PRIORY, FERNANDO M.              )
SENDEROS, CHERYL W. GRISE,                  )
                                            )
         Defendants.                        )

             BILL OF COMPLAINT FOR INJUNCTIVE AND DECLARATORY RELIEF

         Complainants ArvinMeritor, Inc. ("ArvinMeritor") and Delta Acquisition Corp., by their counsel, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                             SUMMARY OF THIS ACTION

         1. On July 8, 2003, ArvinMeritor announced its tender offer (the "Tender Offer") to acquire all of the outstanding common stock of Defendant Dana Corporation ("Dana," or the "Company") for $15 per share in cash, an aggregate price of approximately $2.5 billion for the common equity of the Company. The Tender Offer represents a 55.7 percent premium over the closing price of the Company's common stock on June 3, 2003, the last trading day before ArvinMeritor first submitted a written proposal for a business combination to Dana, and a 24.9 percent premium over the closing price of Dana's common stock on July 7, 2003.

         2. From the time that ArvinMeritor first contacted Dana, Dana has flatly rejected ArvinMeritor's proposals for a business combination and has refused to negotiate with ArvinMeritor. In fact, Dana has refused to meet with ArvinMeritor even once to discuss its proposal. Instead, Dana's Board of Directors (the "Board") has embarked upon a campaign to ensure the continued control of Dana by its current top management and the Board, notwithstanding its fiduciary obligations to Dana's shareholders.

         3. ArvinMeritor seeks to acquire Dana through a transaction that is non-coercive, non-discriminatory and entirely fair to Dana shareholders. This transaction will not pose a threat to the interests of Dana's shareholders. Indeed, the transaction will maximize the value of the Company's outstanding common shares, and for that reason, it is in the best interest of Dana's shareholders.

         4. If the Tender Offer is successful, ArvinMeritor will complete its acquisition (the "Proposed Acquisition") of the entire equity interest of Dana by a merger of Delta Acquisition Corp. into Dana. By this Proposed Acquisition, ArvinMeritor envisions the creation of an industry leader with the strategic position, size, and scope of operations that will allow both companies to better serve their customers, employees, and ultimately, their shareholders.

         5. In light of the fair and non-coercive nature of ArvinMeritor's Proposed Acquisition and its substantial value to Dana shareholders, Dana's refusal to negotiate or even to discuss the details of ArvinMeritor's proposal constitutes an unreasonable response to the Proposed Acquisition, in violation of the fiduciary duties of Defendants to the Company's shareholders. By this action, ArvinMeritor seeks to compel Defendants to fulfill their fiduciary duties.

                             JURISDICTION AND VENUE

         6. This Court has jurisdiction over the Company because Dana is incorporated under the laws of the Commonwealth of Virginia, and over the individual Defendants because, among other reasons, they are directors of a Virginia corporation, and they are subject to jurisdiction under Virginia Code
Section 8.01-328.1. This action is not removable.

         7. Venue is proper in this Court under Virginia Code Section 8.01-262(3) because Dana conducts business in Buena Vista, Virginia, at its branch (the "Branch") located at 3200 Green Forest Avenue. This Branch, a division of Dana, manufactures automotive and light truck axles. Upon information and belief, the Branch has approximately 300 employees.

                                   THE PARTIES

         8. Complainant ArvinMeritor is an Indiana corporation with its principal place of business at 2135 West Maple Road, Troy, Michigan, 48084-7186. ArvinMeritor is the beneficial holder of approximately 1,085,300 shares, or .73 percent, of Dana common stock. ArvinMeritor is a global supplier of integrated systems, modules, components, and applications serving various industries. ArvinMeritor also provides coil coating applications to the transportation, appliance, construction and furniture industries.

         9. Complainant Delta Acquisition Corp. was incorporated under the laws of the Commonwealth of Virginia for the purpose of engaging in a business combination with the Company. It is a wholly-owned subsidiary of ArvinMeritor. Delta Acquisition Corp. has not, and is not expected to, engage in any business other than in connection with its organization, the Tender Offer and the Proposed Acquisition. Its principal executive offices and telephone number are the same as those of ArvinMeritor.

         10. Defendant Dana is a corporation with its principal executive offices at 4500 Dorr Street, Toledo, Ohio, 43615. It was incorporated in Virginia. According to its most recent Form 10-K, Dana is a global supplier of modules, systems, and components serving various industries.

         11. As of April 25, 2003, Dana had approximately 148,620,000 shares of common stock outstanding. (Dana Corp., Form 10-Q (May 1, 2003)). According to its most recent Form 10-K, as of February 14, 2003, Dana had 37,400 shareholders of record. Upon information and belief, those shareholders are located in many, and perhaps all, states in this country as well as in a number of foreign countries. Dana stock trades on the New York Stock Exchange and the Pacific Exchange.

         12. In 2002, Dana had gross sales of $9.5 billion, and, through year-end 2002, more than 63,000 employees. (Dana Corp., Form 10-K (Feb. 25,
2003)). Upon information and belief, fewer than 500 of Dana's employees are located in Virginia, with approximately 300 located at the Branch.

         13. Dana maintains operations in 30 countries worldwide. Dana has consolidated subsidiaries in 36 countries or territories and twelve states. (Dana Corp., Form 10-K (Feb. 25, 2003)). Upon information and belief, none of these consolidated subsidiaries is located in Virginia.

         14. Upon information and belief, Dana does not own any real property in Virginia.

         15. Defendant Joseph M. Magliochetti is Chairman of the Dana Board and the Company's Chief Executive Officer, President, and Chief Operating Officer.

         16. Defendant Benjamin F. Bailar is a director of Dana.

         17. Defendant A. Charles Baillie is a director of Dana.

         18. Defendant Edmund M. Carpenter is a director of Dana.

         19. Defendant Eric Clark is a director of Dana.

         20. Defendant Glen H. Hiner is a director of Dana.

         21. Defendant James P. Kelly is a director of Dana.

         22. Defendant Marilyn R. Marks is a director of Dana.

         23. Defendant Richard B. Priory is a director of Dana.

         24. Defendant Fernando M. Senderos is a director of Dana.

         25. Defendant Cheryl W. Grise is a director of Dana.

         26. Defendants named in paragraphs 15 through 25 above are sometimes collectively referred to herein as the "Individual Defendants."


                               FACTUAL BACKGROUND

Dana's Current Financial Condition

         27. Dana has encountered significant financial difficulties over the past several years, as evidenced by a steady decline in its stock price. In June 1999, Dana's stock was trading at more than $54 per share. Over the next four years, Dana's stock lost substantial value, closing at $9.63 on June 3, 2003, the last trading day before ArvinMeritor first submitted its proposal in writing to Dana, and at $12.02 on July 7, 2003.

         28. Upon information and belief, due to its substantial financial difficulties, Dana undertook a restructuring program nearly two years ago, in September 2001. However, this restructuring plan has led only to plant closings and to lost jobs for Dana employees, as Dana itself has acknowledged:

         Among the elements of the restructuring are a workforce reduction of more than 15 percent and the planned closure or consolidation of more than 30 facilities. Through June 30, [2002,] Dana had reduced its permanent workforce by approximately 8 percent, closed 14 facilities, and announced plans to close 14 others.

(Dana Corp., Press Release (July 17, 2002)).

         Dana has reduced its permanent workforce by approximately 9 percent, closed 18 facilities, and announced plans to close 16 others from the inception of the restructuring plan announced one year ago through Sept. 30, 2002.

(Dana Corp., Press Release (Oct. 25, 2002)).

         29. Dana's performance has not improved since last year. In fact, as of February 12, 2003, Dana had been forced to close 28 of its facilities as part of its restructuring program. (Dana Corp., Press Release (Feb. 12, 2003)).

         30. The Proposed Acquisition would dramatically improve the situation for Dana's shareholders. In fact, ArvinMeritor's Tender Offer of $15 per share would provide Dana's shareholders with a 55.7 percent premium over the closing price of the Company's common stock on June 3, 2003, the last trading day before ArvinMeritor first submitted its proposal in writing to Dana, and a 24.9 percent premium over the closing price of Dana's common stock on July 7, 2003.

ArvinMeritor's Proposal and Dana's Response

         31. From the start, despite the clear-cut, substantial economic benefits for Dana's shareholders and Dana's significant financial struggles in the hands of its current management, Dana and its Board have improperly dismissed ArvinMeritor's proposal without sufficient consideration. This conduct is entirely inconsistent with the Board's fiduciary duty to protect the interests of Dana shareholders and to maximize shareholder value.

         32. On July 8, 2003, ArvinMeritor publicly announced its Tender Offer to acquire all of the outstanding shares of Dana for $15 per share in cash. ArvinMeritor first conveyed its interest in acquiring Dana for $14 per share in cash to Defendant Magliochetti, Dana's Chairman, Chief Executive Officer, President, and Chief Operating Officer, during a telephone conversation on June 4, 2003 (the "June 4, 2003 Conversation").

         33. Defendant Magliochetti's reaction was immediate and adverse to Dana's shareholders. He simply refused to discuss ArvinMeritor's proposal. Instead, twice during the June 4, 2003 Conversation, Defendant Magliochetti stated emphatically that Dana was "not for sale."

         34. This rejection of ArvinMeritor's proposal was not based on consulting with the Board, any committees of the Board, any officers of Dana, or any legal counsel or other professionals. As such, Defendant Magliochetti's rejection of ArvinMeritor's proposal constitutes a breach of his fiduciary duty to the Company's shareholders.

         35. Following Defendant Magliochetti's improper rejection of ArvinMeritor's proposal without discussing any details with ArvinMeritor or consulting with the Board, on June 4, 2003, Larry D. Yost, the Chairman and Chief Executive Officer of ArvinMeritor, sent a letter to Defendant Magliochetti (the "June 4, 2003 Letter") memorializing ArvinMeritor's proposal of June 4, 2003. The letter noted that the price offered by ArvinMeritor represented a premium of 45 percent over the closing price of Dana's common stock on June 3, 2003.

         36. The June 4, 2003 Letter also noted that, as an alternative to the proposal advanced earlier that day, ArvinMeritor was "prepared to consider a mix of cash and stock consideration if it will facilitate a transaction." The June 4, 2003 Letter further stated that "[i]f you are willing to work with us to consummate a transaction expeditiously, we may be prepared to analyze further whether a higher value is warranted."

         37. Finally, in the June 4, 2003 Letter, Mr. Yost indicated that "[i]f you or any of your directors have any questions about our proposal, please feel free to give me a call. I will make myself available at any time." At no time since ArvinMeritor first communicated its proposal, however, has Defendant Magliochetti or any member of Dana's Board called Mr. Yost to raise questions about ArvinMeritor's proposal.

         38. On June 12, 2003, Defendant Magliochetti telephoned Mr. Yost (the "June 12, 2003 Conversation") to express that Dana was not interested in a business combination with ArvinMeritor. On June 12, 2003, Defendant Magliochetti also sent a letter (the "June 12, 2003 Letter") to ArvinMeritor stating that Dana did not have any interest whatsoever in pursuing a sale transaction with ArvinMeritor. Upon information and belief, Dana's Board failed to give the offer due consideration. Indeed, in violation of the fiduciary duties of Defendants to act in good faith and in the best interests of Dana's shareholders, Dana refused to meet with ArvinMeritor or even to discuss ArvinMeritor's proposal with ArvinMeritor.

         39. The June 12, 2003 Letter also stated that Dana was pursuing a plan to maximize value for its shareholders. Upon information and belief, this statement was merely an after-the-fact rationalization for the failure of Dana's Board to give ArvinMeritor's proposal due consideration, as its fiduciary duties require.

         40. In addition, the June 12, 2003 Letter stated that Dana "[h]as been advised by able and experienced financial and legal advisors." The Letter does not contain any description of any advice received by Dana, nor does it identify the purported advisors.

         41. On June 16, 2003, Mr. Yost sent a letter to Defendant Magliochetti and to Dana's Board (the "June 16, 2003 Letter") reiterating ArvinMeritor's serious interest in pursuing a transaction with Dana. In addition, Mr. Yost further explained the significant benefits to both companies' shareholders of a merger between ArvinMeritor and Dana. As the letter noted,

         The combination of ArvinMeritor and Dana will create a stronger Tier One supplier company providing numerous technological and service benefits for our combined worldwide light vehicle, commercial truck and aftermarket customers. This transaction will bring together the right combination of innovation, capabilities and resources to establish a more significant global enterprise. Together, ArvinMeritor and Dana will become a true industry leader with the strategic position that will allow us to better serve our customers, employees and shareholders. . .

         In addition to the compelling strategic fit of our respective product portfolios, a business combination of our two companies will also create significant financial benefits, including considerable sales, operating and cost synergies beyond what either company could achieve on its own. We believe these benefits will better position us to compete and succeed in the increasingly competitive automotive supply industry.

(June 16, 2003 Letter).

         42. The June 16, 2003 Letter also stated that ArvinMeritor was "flexible in considering a mix of cash and stock consideration if it will facilitate a transaction," and again noted that ArvinMeritor "may be prepared to analyze further whether a higher value is warranted." Again, in further derogation of its fiduciary duties, Dana's Board refused to meet with ArvinMeritor or even to discuss ArvinMeritor's proposal with ArvinMeritor.

         43. The June 16, 2003 Letter further noted that ArvinMeritor was "ready to meet at a moment's notice." Yet Dana's Board refused to meet with ArvinMeritor even once.

         44. Dana's wholesale refusal to consider ArvinMeritor's proposal or to attempt to negotiate the terms of the deal clearly is not in the best interest of Dana's shareholders and is inconsistent with the Board's fiduciary duties. ArvinMeritor's proposal is available to all Dana shareholders, for all outstanding shares. It is not "front-end loaded" or otherwise coercive in nature, and ArvinMeritor has made clear that it intends to acquire any shares not tendered in response to the Tender Offer for the same price of $15 per share in cash in a second-step merger. The Tender Offer provides Dana shareholders with the opportunity to realize a 55.7 percent premium over the closing price of their shares on June 3, 2003, the last trading day before ArvinMeritor first submitted its proposal in writing to Dana, and a 24.9 percent premium over the closing price of their shares on July 7, 2003.

         45. Notwithstanding the fair and non-coercive nature of the Proposed Acquisition, the substantial premium that ArvinMeritor is offering to Dana's shareholders and Dana's impaired financial condition under its current management, on June 19, 2003

- only three days after ArvinMeritor sent its second letter to Defendant Magliochetti - ArvinMeritor received a letter from Defendant Magliochetti (the "June 19, 2003 Letter") reiterating that Dana had no interest whatsoever in pursuing a sale transaction with ArvinMeritor.

         46. In addition, despite ArvinMeritor's clear offer to negotiate the terms of the Proposed Acquisition, the June 19, 2003 Letter - like the June 12, 2003 Letter - conveyed an adamant refusal to meet with ArvinMeritor or even to discuss ArvinMeritor's proposal with ArvinMeritor. Upon information and belief, this knee-jerk reaction arises from the Board's impermissible attempt to entrench itself and Dana's current management at the expense, and to the detriment, of Dana's shareholders.

         47. Indeed, Dana's officers and directors have a great stake in preventing the Proposed Acquisition. Upon information and belief, Dana's directors awarded themselves, as well as the Company's officers, significant numbers of stock options in order to reap substantial personal gains at the expense of Dana's shareholders. Due to the mismanagement of the Company by the Board and Dana's officers, upon information and belief, the vast majority of those options are currently "under water" - the price at which they may be exercised is higher than Dana's stock price as of July 7, 2003 and the price per share of the Tender Offer. The Individual Defendants, upon information and belief, are acting to entrench themselves in an effort to hang on in the unfounded hope that, at some point, their options will have value, or that they will have time to issue themselves new options at a lower exercise price in order to enrich themselves. The Individual Defendants and Dana's management, upon information and belief, are not willing to relinquish control and the ability to issue themselves new options, notwithstanding that relinquishing such control would be in the best interests of those who own the Company - the shareholders.

         48. ArvinMeritor intends, as soon as is practicable following consummation of the Tender Offer, to propose and seek to have Dana consummate the Proposed Acquisition. The purpose of the Proposed Acquisition is to acquire
- at the same price of $15 per share - any Dana shares that are not tendered and purchased pursuant to the Tender Offer or otherwise.

         49. The Proposed Acquisition cannot be consummated unless Defendants - voluntarily or by direction of the Court - remove or render inapplicable Dana's anti-takeover devices, including Dana's shareholder rights plan (the "Rights Plan" or "Poison Pill").

Dana's Rights Plan

         50. On April 25, 1996, the Company adopted its Rights Plan pursuant to a Rights Agreement (the "Rights Agreement") with Chemical Mellon Shareholder Services, L.L.C. (the predecessor in interest to Bank of New York). The term of the Rights Plan extends until July 25, 2006.

         51. On April 15, 1996, the Company's Board declared a dividend of one preferred share purchase right (the "Right") for each outstanding share of common stock, par value $1 per share, of the Company. The dividend became payable on July 25, 1996 to the shareholders of record on that date.

         52. The primary purpose of the Rights Plan is to allow the holders of the Rights, under certain circumstances, to purchase shares of Dana's common stock at a deep discount. In this way, the Rights Plan enables the holders of the Rights to dilute the interests in Dana of a person or group of affiliated or associated persons (an "Acquiring Person") who has acquired, obtained the right to acquire, or commenced or announced an intention to commence a tender offer or exchange offer for, 15 percent or more of the outstanding shares of Dana's common stock.

         53. Each Right entitles the holder, except for the Acquiring Person, to purchase from the Company one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock, no par value (the "Preferred Shares"), at a price of $110 per one one-thousandth of a Preferred Share, subject to adjustment (the "Purchase Price"). The Rights do not become exercisable, and separate certificates representing the rights (the "Rights Certificates") are not distributed, unless and until the earlier to occur of:

                  a) ten days after a public announcement or notice to the Company that an Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding shares of common stock of the Company; or

                  b) ten business days (or such later date as may be determined by action of the Board prior to such time a person becomes an Acquiring Person) after the commencement of, or the announcement of an intention to make, a tender offer or exchange offer for 15 percent or more of the outstanding shares of the Company's common stock.

         54. The Rights do not have any economic value until the occurrence of a "Flip-In Event" or a "Flip-Over Event." A Flip-In Event occurs if and when a holder of Dana stock becomes an Acquiring Person. At that point, all Rights other than those held by the Acquiring Person "flip-in" and become discount rights which entitle the holders to purchase Dana common stock at a steep discount, thereby diluting the interests of the Acquiring Person. Specifically, each right that "flips-in" becomes exercisable for shares of the Company's common stock with a value equal to twice the Right's exercise price. Thus, for the exercise price of $110, the holder of a Right other than an Acquiring Person may purchase Dana common stock having a market value of $220 - a 50 percent discount to market price.

         55. If and when Dana engages in a merger or a sale of 50 percent or more of its assets (a "Flip-Over Event"), the Rights then "flip-over." Following a Flip-Over Event, each holder of the Rights - other than the Acquiring Person - will be entitled to receive shares of the acquiring company. In particular, upon exercising the Rights at their then-current exercise price, the holders will be entitled to receive that number of shares of common stock of the acquiring company with a market value, at the time of such event, of twice the exercise price of the Right. In this way, the Company's shareholders come to significantly dilute the percentage of the acquiror's stock that the acquiror's original stockholders held.

         56. The existence of the Rights has the practical effect of precluding ArvinMeritor from consummating the Tender Offer, regardless of the extent to which Dana's shareholders wish to sell their shares pursuant to the Tender Offer. ArvinMeritor believes that the Board's failure to redeem the Rights, insofar as the Rights subvert the wishes of the Company's shareholders to those of the Board and deny the shareholders the opportunity to accept the Tender Offer, constitutes a breach of fiduciary duties on the part of the Board.

         57. Any amendment of the Rights Agreement to further hinder and/or delay consummation of the Proposed Acquisition, which the Board may effect without the approval of the holders of the Rights, would constitute a further breach of the Board's fiduciary duties to Dana's shareholders.

         58. Dana's Board also has the power to redeem the Rights, at a redemption price of $0.01 per Right, at any time before an Acquiring Person acquires beneficial ownership of 15 percent or more of the Company's outstanding common stock.

         59. In light of the fair and non-coercive nature of the Tender Offer, the substantial premium that ArvinMeritor is offering to the Company's shareholders and the fiduciary obligations of the Individual Defendants to Dana's shareholders, Dana's Board should redeem the Rights as described above.

         60. Unless the Board redeems the Rights, ArvinMeritor's acceptance of shares tendered pursuant to its Tender Offer (i) will result in it becoming an Acquiring Person, (ii) will make the Rights exercisable for shares of Dana's common stock at a discount of 50 percent of their market value, (iii) will make the Tender Offer economically infeasible for ArvinMeritor to accomplish, and
(iv) will deprive Dana's shareholders of the ability to benefit from the Proposed Acquisition.

                                     COUNT I

                (Breach of Fiduciary Duty; Failure to Negotiate)

         61. Complainants repeat and reallege each and every allegation set forth in paragraphs 1 through 60 as if fully set forth herein.

         62. Defendants owe Dana's shareholders the highest duties of care, loyalty and good faith.

         63. In light of the superior value offered to Dana shareholders by the Proposed Acquisition, there is no legitimate reason for the Dana Board to refuse to meet with ArvinMeritor or even to discuss ArvinMeritor's proposal with ArvinMeritor. Defendants' failure to discuss the details of ArvinMeritor's proposal with ArvinMeritor and to negotiate or even meet with ArvinMeritor deprives Dana's shareholders of the opportunity to sell their Dana shares at the premium price offered by the Proposed Acquisition, and accordingly, to maximize their wealth.

         64. Defendants' failure to negotiate has no economic justification, serves no legitimate purpose, and is an unreasonable response to the Proposed Acquisition, which poses no threat to the interests of Dana's shareholders. As such, the actions of Defendants are in breach of their fiduciary duties to Dana's shareholders.

         65. ArvinMeritor and Delta Acquisition Corp. have no adequate remedy at law.

                                    COUNT II

                (Breach of Fiduciary Duty; Conflict of Interest)

         66. Complainants repeat and reallege each and every allegation set forth in paragraphs 1 through 65 as if fully set forth herein.

         67. Defendants owe Dana's shareholders the highest duties of care, loyalty and good faith.

         68. Pursuant to these duties, Defendants must ensure that no conflict exists between Defendants' own interests and those of Dana's shareholders, or, if such a conflict exists, to ensure that such a conflict is resolved in favor of the Company's shareholders.

         69. In light of the superior value offered to Dana shareholders by the Proposed Acquisition, there is no legitimate reason for the Dana Board to refuse to meet with ArvinMeritor or even to discuss ArvinMeritor's proposal with ArvinMeritor. Defendants' failure to discuss the details of ArvinMeritor's proposal with ArvinMeritor and to negotiate or even meet with ArvinMeritor deprives Dana's shareholders of the opportunity to sell their Dana shares at the premium price offered by the Proposed Acquisition, and accordingly, to maximize their wealth.

         70. Defendants' failure to negotiate is due to their personal interest in entrenching themselves in the unfounded hope that, at some point, their options that are currently under water will have value, or, in the alternative, that they will have time to issue themselves new options at a lower exercise price in order to enrich themselves. This failure to negotiate is in breach of Defendants' fiduciary duties to Dana's shareholders.

         71. ArvinMeritor and Delta Acquisition Corp. have no adequate remedy at law.

                                   COUNT III

                   (Breach of Fiduciary Duty; the Rights Plan)

         72. Complainants repeat and reallege each and every allegation set forth in paragraphs 1 through 71 as if fully set forth herein.

         73. Defendants owe Dana's shareholders the highest duties of care, loyalty and good faith.

         74. In light of the superior value offered to Dana shareholders by the Proposed Acquisition, there is no legitimate reason for Defendants to retain the Rights Plan. Defendants' failure to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition has no economic justification, serves no legitimate purpose, and is an unreasonable response to the Proposed Acquisition, which poses no threat to the interests of Dana's shareholders. As such, this failure of Defendants constitutes a breach of their fiduciary duties to Dana's shareholders.

         75. ArvinMeritor and Delta Acquisition Corp. have no adequate remedy at law.

                                    COUNT IV

           (Declaratory and Injunctive Relief; Anti-Takeover Devices)

         76. Complainants repeat and reallege each and every allegation set forth in paragraphs 1 through 75 as if fully set forth herein.

         77. Defendants owe Dana's shareholders the highest duties of care, loyalty and good faith.

         78. The Tender Offer is non-coercive and non-discriminatory. It is fair to Dana's shareholders and represents a substantial premium over the market price of Dana common stock.

         79. Adoption of any defensive measures by Defendants against the Proposed Acquisition, or of any measure that would prevent a future board of directors from exercising its fiduciary duties - including, but not limited to, amendments to the Rights Plan, amendments to Dana's Bylaws, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, "White Knight" stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control - would itself constitute a breach of the fiduciary duties owed to Dana's shareholders and should be enjoined.

         80. ArvinMeritor and Delta Acquisition Corp. have no adequate remedy at law.

                                PRAYER FOR RELIEF

         WHEREFORE, Complainants respectfully request that this Court:

                  a) declare that Defendants have breached their fiduciary obligations to Dana's shareholders by refusing to negotiate and even to meet with ArvinMeritor;

                  b) declare that Defendants have breached their fiduciary obligations to Dana's shareholders by failing to resolve all conflicts of interest in favor of the Company's shareholders;

                  c) enjoin Dana, its employees, agents and all persons acting on its behalf or in concert with it from taking any action with respect to the Rights Plan, including, but not limited to, adopting any other Rights Plan, designed to impede, or that has the effect of impeding, the Tender Offer or the efforts of ArvinMeritor to acquire control of Dana, in violation of their respective fiduciary duties to Dana's shareholders.

                  d) enjoin Defendants from adopting any further measure that has the effect of improperly impeding, thwarting, frustrating or interfering with the Proposed Acquisition in a manner inconsistent with their fiduciary duties;

                  e) enjoin Defendants from taking any action to delay, impede, postpone or thwart the voting or other rights of Dana's shareholders;

                  f) award Complainants their costs and disbursements in this action, including reasonable attorneys' and experts' fees; and

                  g) grant Complainants such other and further relief as this Court may deem just and proper.

                                                Respectfully Submitted,

                                                ARVINMERITOR, INC. and DELTA
                                                ACQUISITION CORP.
                                                By Counsel

McGUIREWOODS, LLP
Court Square Building
310 Fourth Street, N.E., Suite 300
Charlottesville, Virginia 22902
Telephone: (434) 977-2500
Facsimile: (434) 980-2222


By: /s/ Richard Cullen
   --------------------------
Richard Cullen (VSB No. 16765)
Thomas E. Spahn (VSB No. 17411)
Charles W. McIntyre (VSB No. 27480)
Michael E. Derdeyn (VSB No. 40240)


OF COUNSEL
Wesley G. Howell
Adam H. Offenhartz
Jennifer H. Rearden
GIBSON, DUNN & CRUTCHER LLP
200 Park Avenue
47th Floor
New York, New York 10166-0193
Telephone: (212) 351-4000
Facsimile: (212) 351-4035



Dated:  Charlottesville, Virginia
        July 7, 2003